UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 20-0563684

Plan Number: 003

Financial Statements as of December 31, 2013 and

2012, and for the Year Ended December 31, 2013,

Supplemental Schedules as of and for the Year

Ended December 31, 2013, and Report of

Independent Registered Public Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC U.S.A Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the RBC U.S.A Retirement and Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial Reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the years ended December 31, 2013 and 2012 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 25, 2014

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Participant directed investments
Investments — at fair value —
Employer stock fund — Royal Bank of Canada	$367,258,746	$354,609,282
Common collective trusts:
Fidelity Managed Income Portfolio II	191,061,085	204,348,615
Fidelity US Equity Index Commingled Pool	133,405,710	96,360,147
T. Rowe Price Growth Stock Trust	184,477,806
Mutual funds:
American Funds American Balanced Fund	142,436,190	123,188,006
American Funds EuroPacific Growth Fund	133,710,353	111,319,539
Invesco Comstock Fund	87,152,646	67,409,009
Invesco Small Cap Discovery	77,168,006
Artisan Mid Cap Value	74,008,430	56,614,990
Spartan US Bond Index Fund	68,672,843	90,383,428
American Beacon Small Cap Value	66,171,597	47,288,763
T. Rowe Price Institutional Mid-Cap Equity Growth Fund	56,776,942
Fidelity BrokerageLink	49,765,802	38,046,231
T. Rowe Price Equity Income	33,698,428	20,081,407
Blackrock Global Allocation	30,617,460	22,492,530
RBC SMID Cap Growth I	28,669,699	26,062,828
Spartan Extended Market Index Fund	4,199,042
Spartan Global ex U.S. Index Fund	2,956,625
AllianceBernstein 2000 Retirement Strategy	2,610,901	2,321,131
AllianceBernstein 2005 Retirement Strategy	1,068,469	919,331
AllianceBernstein 2010 Retirement Strategy	2,193,960	2,029,181
AllianceBernstein 2015 Retirement Strategy	6,212,890	4,910,946
AllianceBernstein 2020 Retirement Strategy	14,575,399	11,390,474
AllianceBernstein 2025 Retirement Strategy	14,336,814	10,649,911
AllianceBernstein 2030 Retirement Strategy	14,944,236	10,209,129
AllianceBernstein 2035 Retirement Strategy	15,728,781	10,183,334
AllianceBernstein 2040 Retirement Strategy	16,017,450	10,856,620
AllianceBernstein 2045 Retirement Strategy	10,472,336	6,958,007
AllianceBernstein 2050 Retirement Strategy	8,877,309	5,519,186
AllianceBernstein 2055 Retirement Strategy	2,934,918	1,670,258
American Funds Growth Fund of America		139,891,529
Invesco Van Kampen Small Cap Growth		58,742,397
T. Rowe Price Mid Cap Growth		36,648,055

Total investments	1,842,180,873	1,571,104,264

Cash		2,367

Receivables:
Notes receivable from participants	18,582,708	17,422,977
Employee contributions		3,362
Employer matching fixed contribution	3,324,923	2,820,875

Total receivables	21,907,631	20,247,214

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,864,088,504	1,591,353,845
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT
FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,689,452)	(5,541,875)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,861,399,052	$1,585,811,970

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2013

INVESTMENT INCOME:
Dividends	$53,242,359
Net realized and unrealized appreciation in fair value of investments (Note 3)	275,189,968

Net investment income	328,432,327

INTEREST INCOME — Notes receivable	805,855

CONTRIBUTIONS:
Participant	79,705,166
Participant rollover	11,612,988
Employer — fixed matching — net of forfeitures of $1,907,050	36,218,258

Total contributions	127,536,412

DEDUCTIONS:
Benefits paid to participants	(181,140,872)
Administrative expenses	(46,640)

Total deductions	(181,187,512)

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	275,587,082

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,585,811,970

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,861,399,052

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Capital Markets, the U.S. office of Royal Bank of Canada, RBC Real Estate Finance Inc., and RBC Bank (Georgia) (the “RBC Companies” or “Plan Sponsor” or “the Company”) in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Operations Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. Eligible employees receive employer contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who have attained age 50 before the end of the plan year may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 25% of compensation. Catch-up contributions were subject to an annual limit of $5,500 under Internal Revenue Service (IRS) regulations during 2013. Catch-up contributions are not subject to RBC Companies’ matching contributions. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate AllianceBernstein Retirement Strategy fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Starting February 1, 2009, RBC Wealth Management financial advisors, branch directors, and complex directors are not eligible for fixed matching contributions. Starting March 1, 2009, RBC Wealth Management divisional directors are not eligible for fixed matching contributions. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for company-matching contributions.

The Employee Stock Ownership Plan (ESOP) was funded solely with contributions made by the RBC Companies. The RBC Companies had the sole and exclusive discretion as to the amounts contributed, if any. As of January 1, 2010, the ESOP feature of the Plan has been frozen.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings are allocated based on participant balances in each fund.

Investments — Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 30 investment options, including the BrokerageLink investment option. The BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund into one or more other investment funds.

The various investment options available to the participants include the RBC Stock Fund, domestic large-cap equity funds, an international equity fund, small-cap equity funds, mid-cap equity funds, a balanced fund, an intermediate bond index fund, a stable return fund, lifestyle funds, and BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the employer matching contributions and ESOP contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability, attaining retirement age, or if the Plan is terminated.

Forfeitures — After a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited at the time the participant takes a distribution from the Plan. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,907,050 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2013. Forfeiture account balances were $3,708,115 and $3,605,234 at December 31 for 2013 and 2012, respectively.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Notes Receivable from Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.0% to 10.5%. Loans are due at various dates through 2029 as repayment on loans distributed in December 2013 did not commence until 2014. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — On termination of employment, participants may generally request a lump-sum distribution of the employee pretax and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Participants may withdraw vested matching amounts that have been in their account for at least 24 months. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out in 2013, and included in benefits paid to participants, was $1,235,570.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year. In the event of a delinquent participant contribution, appropriate lost earnings are determined and recorded in the effected participant’s account to make the participant whole.

Benefits Paid to Participants — Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2013.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The Company’s unitized common stock fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the NAV of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In accordance with GAAP, the Portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Fidelity Management Trust Company and the Plan Sponsor. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund (which invests in RBC shares). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Standards — ASU No. 2011-11 (as amended by ASU 2013-01), Disclosures about Offsetting Assets and Liabilities, is effective for annual reporting periods beginning on or after January 1, 2013 and applies retrospective adoption. The amendments affect all entities, including employee benefit plans, that have financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on the Plan’s financial statements.

The adoption did not have a material effect on the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for plan benefits at fair value, as of December 31, 2013 and 2012, are as follows:

	2013	2012
Royal Bank of Canada Common Stock Fund*	$367,258,746	$354,609,282
Fidelity Managed Income Portfolio II*	191,061,085	204,348,615
T. Rowe Price Growth Stock Trust	184,477,806	**
American Funds American Balanced Fund	142,436,190	123,188,006
American Funds EuroPacific Growth Fund	133,710,353	111,319,539
Fidelity US Equity Index Commingled Pool*	133,405,710	96,360,147
American Funds Growth Fund of America	**	139,891,529
Spartan U.S. Bond Index Fund*	**	90,383,428

*Known to be a party-in-interest (see Note 4)
** These investments did not represent 5% or more of the Plan’s net assets available for benefits at the end of the Plan year 2013 or 2012, respectively.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $275,189,968 as follows:

Mutual funds	$169,371,197
Common collective trusts	67,302,397
Employer stock funds	38,516,374

Net appreciation in fair value of investments	$275,189,968

The following summarizes the components of the employer stock funds, at December 31, 2013 and 2012:

	2013	2012
Royal Bank of Canada Common Stock Fund:
Royal Bank of Canada common stock	$359,198,686	$349,152,888
Fidelity institutional cash money market funds	8,380,731	4,338,581
Net payables	(320,671)
Net receivables		1,117,813

Total	$367,258,746	$354,609,282

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions, as defined by ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2013 and 2012, the Plan held 5,343,097 and 5,789,973 shares, respectively, of common stock of the RBC and the Parent of the RBC Companies, with a cost basis of $190,159,846 and $181,732,074 respectively. During the year ended December 31, 2013, the Plan recorded dividend income of $13,661,012 from the RBC Common Stock Fund. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$367,258,746	$—	$—	$367,258,746

Total common stocks	367,258,746	—	—	367,258,746

Mutual funds:
Large-cap value	120,851,074			120,851,074
Large-cap growth	133,710,353			133,710,353
Fixed-income funds	68,672,843			68,672,843
Large-cap blend	173,053,650			173,053,650
Mid-cap growth	85,446,641			85,446,641
Mid-cap value	74,008,430			74,008,430
Small-cap growth	77,168,006			77,168,006
Small-cap value	66,171,597			66,171,597
Self -directed brokerage fund	49,765,802			49,765,802
Other mutual funds	117,129,130			117,129,130

Total mutual funds	965,977,526	—	—	965,977,526

Common collective trusts:
Large-cap equity index		133,405,710		133,405,710
Large-cap growth		184,477,806		184,477,806
Stable value fund		191,061,085		191,061,085

Total common collective trusts	—	508,944,601	—	508,944,601

Total	$1,333,236,272	$508,944,601	$—	$1,842,180,873

	2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$354,609,282	$—	$—	$354,609,282

Total common stocks	354,609,282	—	—	354,609,282

Mutual funds:
Large-cap value	87,490,416			87,490,416
Large-cap growth	263,079,535			263,079,535
Fixed-income funds	90,383,428			90,383,428
Large-cap blend	111,319,539			111,319,539
Mid-cap growth	62,710,883			62,710,883
Mid-cap value	56,614,990			56,614,990
Small-cap growth	58,742,397			58,742,397
Small-cap value	47,288,763			47,288,763
Other mutual funds	131,596,494			131,596,494

Total mutual funds	909,226,445	—	—	909,226,445

Common collective trusts:
Large-cap equity index		96,360,147		96,360,147
Stable value fund		204,348,615		204,348,615

Total common collective trusts	—	300,708,762	—	300,708,762

Cash				6,559,775

Total	$1,263,835,727	$300,708,762	$—	$1,571,104,264

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 21, 2013 and 2012, there were no transfers between levels.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio

•	Any transfer of assets from the Portfolio directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Portfolio — The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant NAV and protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

For the years ended December 31, 2013 and 2012, there were no significant transfers between levels.

7.	NAV PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2013 and 2012.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2013
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3 (1)	$191,061,085	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust (2)	184,477,806		Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool (3)	133,405,710		Immediate	None	None

Total	$508,944,601	$—

*The fair value of the investments have been estimated using the net asset value of the investments.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2012
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3 (1)	$204,348,615	$—	Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool (3)	96,360,147		Immediate	None	None

Total	$300,708,762	$—

*The fair value of the investments have been estimated using the net asset value of the investments.

(1)	The Fidelity Managed Income Portfolio II stable value fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed-income securities, such as U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, and money market funds to provide daily liquidity. The objective of the stable value fund is to preserve capital and achieve a competitive level of income over time.

(2)	The T. Rowe Price Growth Stock Trust (the “Trust”) seeks long-term growth of capital and, secondarily, increasing dividend income by investing primarily in common stocks of well-established growth companies.

(3)	The Fidelity US Equity Index Commingled Pool (the “Pool”) seeks to invest at least 90% of its assets in common stocks included in the S&P 500 index.

8.	TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated January 30, 2014, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions of $19,951 to the trustee on various dates in 2013 and 2014 which were later than required by Department of Labor (DOL) Regulation 2510.3 102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

10.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013:

Net assets available for plan benefits per financial statements	$1,861,399,052
Add adjustment from contract value to fair value for indirect fully benefit-responsive investment contracts	2,689,452
Adjustment for deemed distributed participant loans

Net assets available for benefits per Form 5500	$1,864,088,504

The following is a reconciliation of the decrease in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2013:

Increase in net assets available for plan benefits per financial statements	$275,587,082
Add change in difference between contract value and fair value for indirect fully benefit-responsive investment contracts	(2,852,423)
Add change in deemed distributed participant loans	(9,226)

Net income per Form 5500	$272,725,433

******

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 20-0563684) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2013

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost **	Current Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $190,159,846)		$359,198,686
	Fidelity Institutional Cash Money Market Fund		8,060,060
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II		191,061,085
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Trust Class B		184,477,806
Invesco Advisers, Inc.	Invesco Comstock Fund		87,152,646
Fidelity Management Trust Co.*	Spartan Extended Market Index Fund		4,199,042
Fidelity Management Trust Co.*	Spartan Global ex U.S. Index Fund		2,956,625
Capital Research & Management Company	American Funds American Balanced Fund		142,436,190
Fidelity Management Trust Co.*	Fidelity US Equity Index Commingled Pool		133,405,710
T. Rowe Price Associates, Inc.	T. Rowe Price Institutional Mid-Cap Equity Growth Fund		56,776,942
Fidelity Management Trust Co.*	Spartan US Bond Index Fund		68,672,843
Invesco Advisers, Inc.	Invesco Small Cap Discovery		77,168,006
Capital Research & Management Company	American Funds EuroPacific Growth Fund		133,710,353
RBC Global Asset Management (U.S.) Inc.*	RBC SMID Cap Growth I		28,669,699
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund		74,008,430
American Beacon Advisors, Inc.	American Beacon Small Cap Value		66,171,597
BlackRock Advisors LLC	BlackRock Global Allocation		30,617,460
T. Rowe Price Associates, Inc.	T. Rowe Price Equity Income		33,698,428
AllianceBernstein L.P.	AllianceBernstein 2000 Retirement Strategy		2,610,901
AllianceBernstein L.P.	AllianceBernstein 2005 Retirement Strategy		1,068,469
AllianceBernstein L.P.	AllianceBernstein 2010 Retirement Strategy		2,193,960
AllianceBernstein L.P.	AllianceBernstein 2015 Retirement Strategy		6,212,890
AllianceBernstein L.P.	AllianceBernstein 2020 Retirement Strategy		14,575,399
AllianceBernstein L.P.	AllianceBernstein 2025 Retirement Strategy		14,336,814
AllianceBernstein L.P.	AllianceBernstein 2030 Retirement Strategy		14,944,236
AllianceBernstein L.P.	AllianceBernstein 2035 Retirement Strategy		15,728,781
AllianceBernstein L.P.	AllianceBernstein 2040 Retirement Strategy		16,017,450
AllianceBernstein L.P.	AllianceBernstein 2045 Retirement Strategy		10,472,336
AllianceBernstein L.P.	AllianceBernstein 2050 Retirement Strategy		8,877,309
AllianceBernstein L.P.	AllianceBernstein 2055 Retirement Strategy		2,934,918
Fidelity Management Trust Co.*	Fidelity BrokerageLink		49,765,802
Participant loans*	Interest rates of 4.0% to 10.5% due at various dates through 2029		18,582,708

Total investments			$1,860,763,581

*	Known to be a party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684 Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2013
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain January 2013 participant contributions deposited 332 days late	$—	$750	$—	$750
Certain January 2013 participant contributions deposited 316 days late		750		750
Certain February 2013 participant contributions deposited 301 days late		750		750
Certain February 2013 participant contributions deposited 288 days late		750		750
Certain March 2013 participant contributions deposited 273 days late		750		750
Certain March 2013 participant contributions deposited 260 days late		750		750
Certain April 2013 participant contributions deposited 242 days late		750		750
Certain April 2013 participant contributions deposited 227 days late		750		750
Certain May 2013 participant contributions deposited 212 days late		750		750
Certain May 2013 participant contributions deposited 196 days late		750		750
Certain June 2013 participant contributions deposited 182 days late		750		750
Certain June 2013 participant contributions deposited 168 days late		750		750
Certain July 2013 participant contributions deposited 151 days late		750		750
Certain July 2013 participant contributions deposited 135 days late		750		750
Certain August 2013 participant contributions deposited 120 days late		750		750
Certain August 2013 participant contributions deposited 105 days late		750		750
Certain September 2013 participant contributions deposited 91 days late		750		750
Certain September 2013 participant contributions deposited 74 days late		750		750
Certain October 2013 participant contributions deposited 59 days late		750		750
Certain October 2013 participant contributions deposited 43 days late		750		750
Certain November 2013 participant contributions deposited 28 days late		750		750
Certain November 2013 participant contributions deposited 14 days late		750		750
Certain December 2013 participant contributions deposited 16 days late		89		89

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2012
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain October 2013 participant contributions deposited 147 days late	$—	$338	$—	$338
Certain November 2013 participant contributions deposited 117 days late		2,532		2,532
Certain December 2013 participant contributions deposited 86 days late		492		492

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 25, 2014
(Registrant/Issuer)

/s/ Steven Decicco
Steven Decicco
Chief Financial Officer

/s/ Ndikum Chi
Ndikum Chi
Manager, Payroll, Funding, and Internal Controls

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-144133 on Form S-8 of our report dated June 25, 2014, relating to the financial statements and financial statement schedules of RBC U.S.A. Retirement and Savings Plan appearing in this Annual Report on Form 11-K for the year ended December 31, 2013.

Minneapolis, MN

June 25, 2014